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                                [Koor Letterhead]
                                                                       EXHIBIT D

                                                                  April 16, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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          Re:  Immediate Report - Koor Industries Ltd. (NO. 23/2000)
               Company No.  52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On April 11, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 11,855 for a total sum of 4,251,375.50 NIS. (the closing price of said shares on this day was 35,810)

Further on April 12, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 8,766 for a total sum of 3,185,202.30 NIS. (the closing price of said shares on this day was 36,320)

Further on April 13, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 19,320 for a total sum of 6,984,600.40 NIS. (the closing price of said shares on this day was 36,440)

2. As stated, Koor acquired a total of 39,941 ordinary shares, which represent 0.2% of its issued share capital.

                                        Yours sincerely,



                                        /s/ Shlomo Heller
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                                        Shlomo Heller, Adv.
                                        Legal Counsel